February 1, 2019

Shai Yarkoni
Chief Executive Officer
Cellect Biotechnology Ltd.
23 Hata'as Street
Kfar Saba, Israel 44425

       Re: Cellect Biotechnology Ltd.
           Registration Statement on Form F-1
           Filed December 28, 2018
           File No. 333-229083

Dear Dr. Yarkoni:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Caleb French at 202-551-6947 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Gary Emmanuel, Esq.